Mail Stop 4561

September 15, 2008

Frank Dane, Chief Financial Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, California 94065

> **Re:** **Communication Intelligence Corporation**
> **Registration Statement on Form S-1**
> **Filed August 18, 2008**
> **File No. 333-153062**
>
> **Annual Report on Form 10-K**
> **For the year ended December 31, 2007**
> **Filed on March 12, 2008**
>
> **Quarterly Report on Form 10-Q**
> **For the quarter ended June 30, 2008**
> **Filed on August 14, 2008**
> **File No. 0-19301**

Dear Mr. Dane:

We have limited our review of the filings referenced above to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Part II. Information Not Required in a Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-4

Exhibit 5.1

1. We note that your legality opinion is limited to the "General Corporation Law of the State of Delaware." Please have counsel confirm to us whether this reference includes (i) other statutory provisions of the State of Delaware, (ii) the provisions of the Delaware Constitution, and (iii) reported Delaware judicial decisions interpreting these laws. Please also ensure that the opinion is dated.

Item 17. Undertakings, page II-7

2. Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable, or explain to us why you have not included such an appropriate Item 5 undertaking.

Form 10-K for Fiscal Year Ending December 31, 2007

Part II

Item 9A. Controls and Procedures

Internal Controls and Procedures, page 26

3. You state that you evaluated the effectiveness of the design and operation of your internal control over financial reporting pursuant to applicable rules under the Exchange Act. However, your definition of internal control over financial reporting corresponds with the definition of "disclosure controls and procedures" as defined in paragraph (e) of Rule 13a-15. You conclude by stating that the Chief Executive Officer and the Chief Financial Officer have concluded that the "internal controls and procedures are effective." Please clarify as to whether the effectiveness conclusion expressed with respect to "internal controls and procedures" in the final sentence of the last full paragraph on page 26 was reached with respect to "internal control over financial reporting," as defined in paragraph (f) of Rule 13a-15.

Part IV

Exhibit 31.1 and 31.2

4. You omitted the introductory language of paragraph 4 that refers to internal controls over financial reporting, omitted paragraph 4(b), and modified paragraphs 4(c) and 4(d)—which you have presented as paragraphs 4(b) and 4(c). The certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov. Please file an amendment to the Form 10-K to include certifications that include the required language. You may do so by providing an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Form 10-Q for quarter ended June 30, 2008

Item 4. Controls and Procedures, page 24

5. You limited the scope of your conclusion by stating that there were no changes that have "significantly" affected your internal controls. Please tell us whether there were any changes in connection with the evaluation that was required by paragraph (d) of Rule 13a-15 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Also, please confirm that in future filings you will conform your disclosure to the requirements of paragraph (d) of Rule 13a-15.

6. On page 24 of the Form 10-Q, you state that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures pursuant to Rule 13a-14(c)—but the quarterly evaluation is provided for in paragraph (b) of Rule 13a-15. Please advise us whether this was an inadvertent typographical error, and confirm that you will revise the reference appropriately in future filings.

****

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of

1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551- 3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via Facsimile (503) 778-5299</u>
        Michael C. Phillips, Esq.
        Davis Wright Tremaine, LLP